

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2008

Mr. Robert E. Corbin
Principal Financial Officer
Spindletop Oil & Gas Co.
12850 Spurling Rd., Suite 200
Dallas, TX 75230

> **Re:** **Spindletop Oil & Gas Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-18774**

Dear Mr. Corbin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 36

1.   It does not appear that your management has performed its assessment of internal
control over financial reporting as of December 31, 2007. Since you were
required to file or filed an annual report for the prior fiscal year, it appears you are
required to report on your management's assessment of internal control over
financial reporting.

If your management has not yet performed its assessment, we ask that you
complete your evaluation and amend your filing within 30 calendar days to
provide the required management's report on internal control over financial
reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's
Report on Internal Control Over Financial Reporting* (Securities Act Release
8809/Financial Reporting Release 76). You can find this release at:
http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's
Report on Internal Control Over Financial Reporting Under Section 13(a) or
15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
8010/Financial Reporting Release 77). You can find this release at
http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
(http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete
its report on internal control over financial reporting impacts its conclusions
regarding the effectiveness of your disclosure controls and procedures *as of the
end of the fiscal year* covered by the report and revise your disclosure as
appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal
Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please
revise these certifications to include the introductory language of paragraph 4 of
Item 601(b)(31) of Regulation S-K.

Financial Statements

Note 1 – Basis of Presentation and Organization, page 55

2.   We generally find that registrants will need to disclose the potential effects that
        recently issued accounting standards may have on their financial statements when
        adopted in a future period to comply with SAB Topic 11:M.

Oil and Gas Properties, page 56

3.   We note your disclosure in the first paragraph under this heading, indicating that
        you follow the full cost method of accounting for your oil and gas properties, also
        stating "If unamortized costs within a cost center exceed the cost center ceiling
        (as defined), the excess is charged to expense during the year in which the excess
        occurs."

        However, under the heading "Investments in Real Estate and Oil and Gas
        Properties" on page 57, you indicate that oil and gas properties are subject to
        impairment testing under SFAS 144.   The guidance in SFAS 144, footnote 2,
        states that "accounting requirements for oil and gas properties that are accounted
        for using the *full-cost method* of accounting are prescribed by Regulation S-X,
        Rule 4-10." In other words, SFAS 144 does not apply to oil and gas properties
        that are accounted for under the full cost methodology.

        Therefore, it appears you will need to revise your disclosure to clarify your
        handling of impairment testing for oil and gas properties. Tell us how your
        accounting and disclosure would need to change to reflect proper accounting for
        impairment for oil and gas properties, to comply with Regulation S-X, Rule 4-
        10(c)(4).

4.   We note you have not mentioned estimated future expenditures to be incurred in
        developing proved reserves, and estimated dismantlement and abandonment costs
        when discussing your cost amortization policy. These should be included in the
        costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X.

        Please submit the disclosure that you propose to clarify your handling of these
        estimated future amounts and advise us of any changes that you would need to
        make to your accounting to comply with this guidance.

Accounts Receivable, page 59

5.   We note that you report $1,057,000 of accrued receivable as at December 31, 2007. Please disclose the nature of this account, with details sufficient to understand the underlying transactions, collection terms, and other features which differentiate this receivable from your trade receivables.

6.   We generally expect registrants that have significant revenue to include the accounting policy for revenue recognition to comply with the guidance in APB 22. Given the significance of your revenue generated from oil and gas activities, please describe your accounting policy for recognizing oil and gas revenue. Also clarify your accounting for balancing arrangements, relative to the guidance in EITF 90-22.

Common Stock, page 61

7.   We understand that you have issued restricted shares to employees during each of the past three years, and have valued such compensation at a 60% discount from the market price of free trading shares. You explain that the discount was "…based in part on the fact that the shares were restricted and could not be sold or traded for at least one year from the date of issue." Please advise us about the terms of the restrictions and the other factors to which you ascribed any portion of the discount. Please submit a schedule showing the portion of the discount associated with each factor, and the analysis that you performed in determining there was correlation between each factor and the discount ascribed.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 11

8.   We note your officers concluded that your disclosure controls and procedures "…are effective in timely alerting them to material information relating to the Company…which is required to be included in the Company's periodic SEC filings." This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.

        If you are going to include a representation about *how* the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

In conjunction with your reply, please advise us of the disclosure that would be pertinent to your quarterly filing as necessary to comply with the requirements of Items 307 of Regulation S-K.

Engineering Comments

Properties, page 27

Oil and Gas Properties, page 27

9.   Please disclose your gross and net productive wells and acreage as specified in SEC Industry Guide 2, paragraph 4.

Oil and Gas Properties, page 29

10.   We note your statement, "The Company currently has leases covering in excess of 9,204 gross acres, mostly held by existing production, in Clay, Denton, Eastland, Erath, Hood, Palo Pinto, Parker, and Tarrant Counties, Texas, that the Company believes may have drilling locations for the Barnett Shale Formation. The Company has included some of these potential locations in its calculation of proven undeveloped oil and gas reserves but the Company has not included any of its probable or possible locations." Please explain to us whether:

- The acreage is held by production from the Barnett shale;
- You identified and mapped these proved undeveloped locations as adjacent offsets to productive Barnett shale wells;
- The drilling of these PUD locations has been proposed by the operator.

Include appropriate technical support, e.g. maps, AFE's.

Financial Statements, page 49

Quantities of Proved Reserves, page 72

11.   Per paragraph 11 of FAS 69, please disclose the technical factors that led to the significant revisions of your 2006 proved reserves.

12.   Your 2006 extensions and discoveries – 137 MBO and 6.8 BCFG – appear to
        have been accomplished with the drilling (page 28) of .63 net wells – 10 gross
        wells - or 12 BCFE per net well. Please furnish to us technical support for these
        reserve additions.

Standardized Measure …page 73

13.   Please reconcile for us the differences between the unit future production costs -
        $26.8 million/2739.6 MBOE = $9.78/BOE – with your 2007 historical unit
        production on page 29, $14.36/BOE.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief